OnJune 5, 2003, a special meeting of the shareholders of the Fund was held.The following is a summary of the proposal presented and the total number of shares voted:
Proposal:
  1. To elect the following Directors effective
 July 31, 2003:


				Votes in	Votes
				Favor of	Against
1) Michael Bozic 		194,221,863	12,309,549
2) Charles A. Fiumefreddo 	193,919,371 	12,612,041
3) Edwin J. Garn 		194,444,074 	12,087,338
4) Wayne E. Hedien 		194,545,061 	11,986,351
5) James F. Higgins 		194,623,217 	11,908,195
6) Dr. Manuel H. Johnson 	194,673,442 	11,857,970
7) Philip J. Purcell 		194,261,190 	12,270,222